Municipal Trust (VKQ)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 18,906,514 shares voted in his favor and 231,049 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 18,896,526 shares voted in his favor and 241,036 shares withheld. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 3,879 shares voted in his favor and 2 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Theodore A. Myers, Hugo Sonnenschein, David C. Arch, Don G. Powell and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 18,877,987 shares voted in favor of the proposal, 64,314 shares voted against and 199,143 shares abstained.